# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HF Foods Group Inc., CIK 0001680873
CUSIP: 40417F109
Title of class of securities: Common Stock, par value $.0001
Address of issuer's principal executive offices: 6325 South Rainbow Boulevard, Suite 420, Las Vegas, Nevada (NV), 89118
Date of event which requires filing of this statement: 11/18/2024
Amends the filing with accession number 0001615774-18-008971
Filed by CIK 0001747056
Persons authorized to receive notices and communications: Zhou Min Ni, 810 Northern Shores Point, Greensboro, North Carolina (NC), 27455, 904-838-6015

## Reporting persons
- Zhou Min Ni (CIK 0001747056): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,555,673; shared voting power 3,724; sole dispositive power 3,555,673; shared dispositive power 3,724; aggregate amount beneficially owned 3,559,397 (6.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.0001
Name of issuer: HF Foods Group Inc.
Address of issuer's principal executive offices: 6325 South Rainbow Boulevard, Suite 420, Las Vegas, Nevada (NV), 89118
Comment: This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Mr. Zhou Min Ni on August 22, 2018, as amended by Amendment No. 1, filed with the Commission on October 10, 2019, Amendment No. 2, filed with the Commission on October 22, 2020, and Amendment No. 3, filed with the Commission on December 22, 2023, relating to the shares of the common stock, par value $0.0001 per share ("Common Stock"), of HF Foods Group, Inc., a Delaware corporation (the "Company") (as so amended, the "Schedule 13D"). This Amendment No. 4 is being filed to reflect the entry into the Cooperation Agreement described in Item 6 hereof and disclosed by HF Foods Group, Inc. in the Current Report on the Form 8-K filed on November 22, 2024 and attached as Exhibit 10.1 thereto. Except as specifically provided herein, this Amendment No. 4 does not materially modify any of the information previously reported in the Schedule 13D, including Items 5(a) and 5(b) disclosing the number of shares over which Mr. Zhou Min Ni has sole voting and dispositive power.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 6 of this Amendment No. 4 is incorporated herein by reference.

Subject to market conditions and other factors the Reporting Person deems relevant, the Reporting Person may purchase additional securities of the Company, maintain the present ownership of his securities of the Company or sell some or all of his securities of the Company. The Reporting Person may modify his plans depending on the Reporting Person's evaluation of various factors, including the investment potential of the Common Stock, the Company's business prospects and financial position, other developments concerning the Company, opportunities that may be available to the Company, the price level and availability of shares of Common Stock, available opportunities to acquire or dispose of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and other factors deemed to be relevant by the Reporting Person. In connection with the activities described above, the Reporting Person may communicate with, and express his views to, the board of directors or management of the Company or its affiliates and may communicate with, and express his views to, other persons regarding the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of an aggregate of 3,559,397 shares of Common Stock, or approximately 6.7% of the Company's outstanding Common Stock. Percentage ownership is based on 53,475,417 shares of Common Stock of the Company issued and outstanding as of May 8, 2026, as disclosed in the Company's Form 10-Q for the quarter ended March 31, 2026. Of these shares, the Reporting Person has sole voting and dispositive power over 3,555,673 shares. The Reporting Person's spouse directly owns 3,724 shares of Common Stock, over which the Reporting Person may be deemed to share voting and dispositive power. In addition to the shares described above, the following shares of Common Stock are held in irrevocable trusts for the benefit of the Reporting Person's children: (i) 6,035,200 shares held by the Irrevocable Trust for Raymond Ni; (ii) 675,767 shares held by the Irrevocable Trust for Amanda Ni; (iii) 629,514 shares held by the Irrevocable Trust for Tina Ni; and (iv) 798,793 shares held by the Irrevocable Trust for Ivy Ni. The Reporting Person expressly disclaims beneficial ownership of all such shares, and the reporting of these shares herein shall not be deemed an admission that the Reporting Person is the beneficial owner of such shares for purposes of Section 13(d) of the Act, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person may be deemed to have sole voting and dispositive power over the shares of Common Stock beneficially owned by him, and shared voting and dispositive power over the shares beneficially owned by his spouse, as described in (a) above.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On November 18, 2024, the Reporting Person entered into a Cooperation Agreement (the "Cooperation Agreement") by and among the Company and the Reporting Person, Raymond Ni, Fai Lam, in his capacity as Trustee of the Irrevocable Trust for Raymond Ni, Amanda Ni, in her capacity as Trustee of each of the Irrevocable Trust for Amanda Ni, the Irrevocable Trust for Ivy Ni and the Irrevocable Trust for Tina Ni, Weihui Kwok, Yuanyuan Wu, and Maodong Xu (each, a "Stockholder Related Party," and collectively, the "Stockholder Related Parties"), effective November 21, 2024.

Pursuant to the Cooperation Agreement, the Stockholder Related Parties agreed, for the period beginning on the effective date of the Cooperation Agreement through the date that is sixty days after the 2025 annual meeting of stockholders of the Company (the "Cooperation Period"), to vote the shares of voting securities of the Company that each Stockholder Related Party had the right to vote, or to direct the vote of, in a manner proportional to the vote of the Company's disinterested stockholders. Notwithstanding the foregoing, the Stockholder Related Parties were permitted to vote a greater number of shares of the Company's voting securities in accordance with recommendations by the Company's Board of Directors on all director nominations and other proposals or business that were the subject of stockholder action at any meeting of the Company's stockholders, or in connection with any consent solicitation of the Company's stockholders. The Cooperation Agreement further subjected each Stockholder Related Party to customary standstill restrictions, including, among others, with respect to proxy solicitations, stockholder proposals and extraordinary transactions, and purchases and certain sales of Company voting securities.

The Cooperation Agreement required the Company and the Stockholder Related Parties to promptly file a joint submission requesting that the Court dismiss the action captioned HF Foods Group, Inc. v. Maodong Xu et al., 2:21-cv-00891-RFB-BNW (D. Nev.) without prejudice, and that the Stockholder Related Parties agree to certain customary tolling provisions with respect to the claims asserted in such action during the Cooperation Period.

The Cooperation Period expired on August 2, 2025.

The foregoing description of the Cooperation Agreement is not complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by HF Foods Group, Inc. on November 22, 2024.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Zhou Min Ni: /s/ Zhou Min Ni, Zhou Min Ni (05/26/2026)